May 21, 2015

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Stericycle, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

Dear Mr. O’Brien:

I am writing in response to your letter of May 7, 2015. For the convenience of the staff (the “Staff”), I have repeated each of the Staff’s comments before our response to the comment.

Form 10-K for the period ended December 31, 2014

 Item 8: Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 33

1. We note your response to our comment 4 in our letter dated March 25, 2015, that due to a clerical error, Ernst & Young LLP’s external audit report regarding the effectiveness of internal control over financial reporting management filed in your Form 10-K omitted the explanatory paragraph indicating that the acquisition of PSC Environmental was not included in its assessment. Please amend your filing to provide the appropriate report that includes the explanatory paragraph excluding the acquisition of PSC Environmental from its assessment.

Response:  We will file an amendment to our Form 10-K for the fiscal year ended December 31, 2014 to provide the appropriate external audit report of Ernst & Young LLP regarding the effectiveness of internal control over financial reporting that includes the explanatory paragraph excluding the acquisition of PSC Environmental from its assessment.  In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, the amendment will set forth the complete text of Item 8 of Part II of Form 10-K.

Note 2 – Summary of Significant Accounting Policies, page 40 Valuation of Intangibles, page 42

2. We note your response to comment 5 in our letter dated March 25, 2015. While you state that the pattern of economic benefits consumed for your customer relationships cannot be reliably determined, it is not apparent from your response the specific considerations that Stericycle analyzed in arriving at this conclusion. In that regard, we note from your response to comment 1 to our letter that (i) you use a multi-period excess earnings method to value your customer relationships and (ii) you perform an attrition calculation based on available historical billing data to determine a revenue loss rate to determine the useful life of customer relationships. Given the number of acquisitions that Stericycle has had over the recent fiscal years, it is not clear why a historical pattern of how economic benefits are consumed for the customer relationship assets could not have been derived. Please elaborate on the factors you considered such as valuation methodology, historical patterns for key customers, and/or projected sales data that helped support Stericycle’s conclusion. In addition, please tell us what peer group Stericycle has considered in arriving at its conclusions about investor comparability.

Response:  Our customer relationship valuation model, using the multi-period excess earnings method, assumes straight-line revenue loss.  The calculation of determining a revenue loss rate starts with a base-line revenue point and then tracks revenue by customer, assuming no further revenue growth, to a point of zero revenues.  A calculation of base-line revenue to zero revenue determines the useful life of customer relationships. Determining an accurate consumption of benefits from acquired customer relationships cannot be reliably determined because the services we provide to acquired customers changes from the base-line revenues over an extended period of time due to factors such as volume increase, price increase, and complementary service offerings.  Therefore we use the straight-line method consistent with our valuation model and the approach of our peers.  The peer group we have considered that also uses the straight-line method includes the following companies:

•

US Ecology

•

Waste Connections

•

Clean Harbors

•

Republic Services

•

Waste Management

As requested, I wish to acknowledge on Stericycle’s behalf that:

•

Stericycle is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•

Stericycle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we can provide to assist the Staff in its review, please advise me.

Very truly yours,

/s/ Daniel V. Ginnetti

Daniel V. Ginnetti

Executive Vice President

and Chief Financial Officer